BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (BOVESPA: BRFS3; NYSE: BRFS), informs the market that, on the date hereof, the Board of Directors approved the establishment of subsidiary ("Sadia Halal") that will hold assets related to the production, distribution and sale of food products for Muslim markets, in accordance with studies to be conducted by the Company.

The purpose is to grant more independence and focus to BRF businesses relating to Muslim markets. In this context, BRF will analyze strategic alternatives for Sadia Halal, enabling the development of its expansion, in current markets as well as in those not currently served by BRF.

BRF will keep the market updated as per the applicable legislation.

São Paulo, June 30, 2016.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer